Exhibit 3

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a.   Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

JPB-X is an NMS Stock ATS that operates within JPMS as part of the Equities Division of the Commercial and Investment Bank in JPMC, of which JPMS is a subsidiary, and offers matching services in NMS stocks. JPB-X is a crossing system that matches non-displayed conditional orders, and crosses non-displayed firm-up orders, designated to receive either a volume-weighted average price or the closing price of the NMS stock being traded.

b.   Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

JPB-X rejects (1) short sale exempt, buy-minus, and sell-plus Firm/Conditional Orders, (2) short sale Firm/Conditional Orders designated for Close Price Match, (3) Firm/Conditional Orders priced at or above $1.00 per share if priced in a sub-penny increment, (4) Firm/Conditional Orders priced below $1.00 per share if priced in an increment of less than $.0001, (5) Firm/Conditional Orders that exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5, (6) any order type and/or orders with any time-in-force instructions not identified in Part III, Item 7 above (for example, pegged orders) and (7) Firm/Conditional Orders designated for any of the matching sessions where the number of shares eligible for matching or execution is less than the noted minimum quantity instruction. With respect to (7), for the Multi-Duration VWAP Price Match, JPB-X will reject a Conditional Order if the number of shares noted as eligible for matching during every Match Duration (as defined in Part III, Item 11) associated with that Conditional Order is each less than the Conditional Order's noted minimum quantity.

A Firm/Conditional Order is ineligible for matching in JPB-X unless the price, minimum quantity, and counterparty preference instructions (see Part III, Items 13-14) associated with the Firm/Conditional Order, if any, are satisfied. Conditional orders, but not firm orders, can have minimum match size requirements. As described in response to Part III, Item 9, a firm-up order is ineligible for execution in JPB-X during the order's applicable firm-up period.

In JPB-X, for the VWAP Price Match, Multi-Duration VWAP Price Match, and the Close Price Match, eligible JPMS principal orders can match with other eligible JPMS principal orders within the same aggregation unit.

VWAP Price Match Rules and Procedures:

When there is at least one Conditional Order on each side designated for VWAP Price Match eligible for matching in JPB-X, JPB-X matches them based on one-to-one random matching logic and sends firm-up invitations to the algorithms/SOR or Subscribers (as described in response to Part III, Item 9). Specifically, when assessing all eligible conditional orders able to be matched, JPB-X will, beginning with the side with fewer orders, randomly choose one conditional order on one side and one conditional order on the other side. A conditional order routed by the algorithms/SOR or directly by a Subscriber can be cancelled by the algorithms/SOR or Subscriber, respectively, before the conditional order is matched. Short sale conditional orders are not eligible for matching when a price test under Rule 201 of Regulation SHO is in effect.

Once the firm-up period described in Part III, Item 9 has elapsed, JPB-X matches the firm-up orders it received during the firm-up period (subject to the eligibility criteria for the firm-up orders discussed above and the firm-up orders' participation instructions). If either firm-up order quantity is less than the firm-up invitation quantity, JPB-X will match the firm-up orders (for the quantity that will satisfy the smaller firm-up order) at the end of the match period and cancel back any residual (see example below). A pre-determined default match period commences upon the earlier of (i) JPB-X's receipt of firm-up orders corresponding to all firm-up invitations sent by JPB-X or (ii) the expiration of the firm-up period. The default match period is currently five minutes for all firm-up orders.

As noted above, for the VWAP Price Match, JPB-X will commence the five minute match period with a match quantity that will satisfy the smaller firm-up order. For example, JPB-X can match a Conditional Order to buy 1000 shares of ABC with a minimum quantity of 200 shares designated for the VWAP Price Match ("Order 1") with a Conditional Order to sell 500 shares of ABC with a minimum quantity of 250 shares designated for the VWAP Price Match ("Order 2") with a match quantity of 500 shares. If Order 1 firms up with 500 shares and Order 2 firms up with 300 shares, JPB-X will commence the five minute match period with a final match quantity of 300 shares. JPB-X will indicate the final match quantity of 300 shares on the firm-up order acknowledgement for Order 1 and Order 2 and will indicate the cancellation of 200 shares for Order 1 at the end of the match period. Note, if the matched firm up quantity would not satisfy the minimum quantity noted on each of the matched Conditional Orders, JPB-X would cancel the match.

During the match period, JPB-X monitors market data reported via the SIP (see Part III, Item 23) and any changes to parent order attributes. Once the match period elapses, JPB-X crosses the matched firm-up orders at the VWAP (if one exists and it is within the matched orders' price limits, if any), determined by JPB-X based on executed trades reported via the SIP during the match period. Trade prices reported pursuant to the UTP Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Cash Sale, Price Variation Trade, Bunched Sold Trade, Sold Last, Market Center Official Close, Prior Reference Price, Market Center Official Open, Seller, Form T, Extended trading hours (Sold Out of Sequence), Contingent Trade, Average Price Trade, Sold (out of sequence), Derivatively priced, and Qualified Contingent Trade (QCT). Trade prices reported pursuant to the CTA Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Average Price Trade, Cash Trade (Same Day Clearing), Price Variation Trade, Sold Last (Late Reporting), Market Center Official Close, Prior Reference Price, Market Center Official Open, Seller, Extended Hours Trade, Extended Hours Sold (Out of Sequence), Contingent Trade, Sold (Out of Sequence), Derivatively Priced, and Qualified Contingent Trade. If there are insufficient eligible trades in the security (i.e., fewer than three eligible trades in the security) during the match period for VWAP Price Match firm-up orders and therefore a representative VWAP cannot be determined, the matched firm-up orders are cancelled without a fill.

In the event of (1) the cancellation of a firm-up order by the algorithms/SOR or a Subscriber that accesses JPB-X directly, (2) a response to a production issue, (3) the National Best Bid moving lower than or becoming equal to the limit of a matched sell order or the National Best Offer moving higher than or becoming equal to the limit of a matched buy order, (4) the triggering of a Rule 201 price test, or (5) the stock closing at the primary exchange, JPB-X will terminate the match period and issue partial fills before cancelling all matched firm-up orders. The quantity of a matched order's fill will be proportional to the duration of the match period and the price of the fill will be the VWAP over the duration of the match period (or, if a Rule 201 price test is in effect, at a price that is allowed by the rule). For example, if the full match quantity is 5,000 shares over five minutes and one of the firm-up orders is cancelled two minutes after the match period began, JPB-X will end the match period and will execute 2,000 shares. The price of the fill will be the VWAP over the duration of the match period up until the time of cancellation of the matched firm-up order.

JPB-X does not execute a cross in any NMS stock that is subject to a Halt (although, as described in response to Part III, Item 20, JPB-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock). Firm-up orders that were matched but for which the match period has not elapsed are cancelled by JPB-X immediately after the Halt goes into effect. If a Halt in an NMS stock occurs during regular trading hours while a firm-up period for one or more conditional orders in that security is underway, JPB-X rejects any firm-up order received during the firm-up period while the halt is in place.

Multi-Duration VWAP Price Match Rules and Procedures:

Multi-Duration VWAP Price Match offers Subscribers the ability to use the conditional order process described in Part III, Item 9, to receive executions at a VWAP price determined by JPB-X over the span of the Selected Match Period (as defined below).

A Conditional Order designated for the Multi-Duration VWAP Price Match indicates the trading interest eligible to be matched over at least one time interval representing, or up to the four available time intervals each representing, the duration of an eligible match period (i.e., the number of shares for a one minute match period, the number of shares for a two minute match period, the number of shares for a five minute match period and/or the number of shares for a ten minute match period) (each, a "Match Duration"). Each Conditional Order may only participate in one Match Duration. Specifically, once trading interest associated with a Conditional Order is selected to match during a given Match Duration, any remaining unmatched trading interest associated with that Conditional Order will be cancelled.

When there is at least one Conditional Order on each side designated for the Multi-Duration VWAP Price Match eligible for matching in JPB-X, JPB-X first evaluates the individual Match Durations for each eligible Conditional Order to determine the number of shares eligible to be matched at each Match Duration and then selects the Match Duration that has the greatest number of shares eligible to be matched (the "Initial Match Period").

Upon selecting the Initial Match Period, JPB-X applies the below noted matching priority to all eligible Conditional Orders/trading interest in that Initial Match Period. After eligible Conditional Orders are matched for the Initial Match Period but before JPB-X sends any firm-up invitations, JPB-X evaluates each next shorter Match Duration(s) to assess the remaining eligible Conditional Orders/trading interest for matching ("Subsequent Match Period(s)") using the matching priority described further below. The "Selected Match Period" shall mean, collectively, or individually, the Initial Match Period and any Subsequent Match Period(s).

Matching Priority and Process: Matching priority is determined based on the following factors in the following order: (i) size (Conditional Orders with the larger number of shares eligible to be matched for the Selected Match Period will be prioritized over Conditional Orders with the smaller number of shares willing to be matched for that same Selected Match Period) and (ii) time of order receipt (among Conditional Orders eligible to be matched for a Selected Match Period, Conditional Orders that are received earlier in time will be prioritized over Conditional Orders that are received later in time). JPB-X will consider any applicable price, minimum match size, counterparty preference, and other eligibility criteria. For each Selected Match Period, JPB-X will begin with the side with fewer eligible Conditional Orders and will match one or more Conditional Order(s) on one side with one or more Conditional Order(s) on the other side, based on the aforementioned matching priority.

A Conditional Order routed by the algorithms/SOR can be cancelled by the algorithms/SOR before the Conditional Order is matched. Short sale conditional orders are not eligible for matching when a Rule 201 Short Sale Restriction is in effect.

Once JPB-X has evaluated all possible Match Durations and identified all matching Conditional Orders in the final Selected Match Period, it will send all firm-up invitations to the algorithms/SOR (as described in response to Part III, Item 9) for all matched Conditional Orders across all Selected Match Periods.

The applicable time interval for each set of matched Conditional Orders (associated with the corresponding Selected Match Period, e.g., the ten minute interval) will commence upon the earlier of (i) JPB-X's receipt of firm-up orders corresponding to the firm-up invitations sent by JPB-X in connection with such matched Conditional Orders or (ii) the expiration of the firm-up period described in Part III, Item 9 corresponding to the firm-up invitations sent by JPB-X in connection with such matched Conditional Orders. At this point, JPB-X matches the firm-up orders it received during the firm-up period. If either firm-up order quantity is less than the firm-up invitation quantity corresponding to that firm-up order, JPB-X will match the firm-up orders for the quantity that will satisfy the smaller firm-up order at the end of the match period and cancel back any residual (see example below).

For example, assume JPB-X ~~can match a~~receives a non-marketable Conditional Order ~~to buy 1000 shares of ABC with a minimum match size quantity of 200 shares~~ designated for the Multi-Duration VWAP Price Match ~~("Order 1") with a~~, with a minimum quantity instruction of 200 shares, to buy 600 shares of ABC for the ten-minute Match Duration, 400 shares of ABC for the five-minute Match Duration, 300 shares of ABC for the two-minute Match Duration and 200 shares of ABC for the one-minute Match Duration ("Order 1"). JPB-X subsequently receives a non-marketable Conditional Order ~~to sell 500 shares of ABC with a minimum match size quantity of 250 shares~~ designated for the Multi-Duration VWAP Price Match ~~("Order 2") with a match quantity of 500 shares~~, with a minimum quantity instruction of 100 shares, to sell 300 shares of ABC for the ten-minute Match Duration, 200 shares of ABC for the five-minute Match Duration, 100 shares of ABC for the two-minute Match Duration and 0 shares of ABC for the one-minute Match Duration ("Order 2"). JPB-X subsequently receives a marketable Conditional Order designated for the Multi-Duration VWAP Price Match, with a minimum quantity instruction of 150 shares, to sell 350 shares of ABC for the ten-minute Match Duration, 250 shares of ABC for the five-minute Match Duration, 200 shares of ABC for the two-minute Match Duration and 150 shares of ABC for the one-minute Match Duration ("Order 3"). Assume that Order 1 and Order 2 then become marketable. At this point in time, JPB-X evaluates the individual Match Durations. JPB-X selects the ten-minute Match Duration as the Selected Match Period, which is the Match Duration that maximizes the quantity to be matched. For that Selected Match Period, JPB-X matches Order 1 with Order 3 with a match quantity of 350 shares and matches Order 1 with Order 2 with a match quantity of 250 shares. Any remaining unmatched trading interest associated with Order 1, Order 2 and Order 3 will be cancelled back to the algorithms/SOR. JPB-X sends firm-up invitations. If Order 1 firms up with ~~500~~350 shares and Order ~~2~~3 firms up with ~~300~~350 shares, the final match quantity will be ~~300 shares~~350 shares and JPB-X will indicate the final match quantity of 350 shares on the firm-up order acknowledgement for Order 1 and Order 3. If Order 1 firms up with 250 shares and Order 2 firms up with 200 shares, the final match quantity will be 200 shares for that match. JPB-X will indicate the final match quantity of ~~300~~200 shares on the firm-up order acknowledgement for Order 1 and Order 2 and ~~will indicate the cancellation of 200~~the residual 50 shares for Order 1 will be cancelled at the end of the match period. Note, if the matched firm up quantity would not satisfy the minimum quantity noted on each of the matched Conditional Orders, JPB-X would cancel the match.

During the match period, JPB-X monitors market data reported via the SIP (see Part III, Item 23) and any changes to parent order attributes. Once the match period elapses, JPB-X crosses the matched firm-up orders at the VWAP (if one exists and it is within the matched orders' price limits, if any), determined by JPB-X based on executed trades reported via the SIP during the match period. Trade prices reported pursuant to the UTP Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Cash Sale, Price Variation Trade, Bunched Sold Trade, Sold Last, Market Center Official Close, Prior Reference Price, Market Center Official Open, Seller, Form T, Extended trading hours (Sold Out of Sequence), Contingent Trade, Average Price Trade, Sold (out of sequence), Derivatively priced, and Qualified Contingent Trade (QCT). Trade prices reported pursuant to the CTA Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Average Price Trade, Cash Trade (Same Day Clearing), Price Variation Trade, Sold Last (Late Reporting), Market Center Official Close, Prior Reference Price, Market Center Official Open, Seller, Extended Hours Trade, Extended Hours Sold (Out of Sequence), Contingent Trade, Sold (Out of Sequence), Derivatively Priced, and Qualified Contingent Trade. If there are insufficient trades in the security (i.e., fewer than three eligible trades in the security) during the match period for Multi-Duration VWAP Price Match firm-up orders and therefore a representative VWAP cannot be determined, the matched firm-up orders are cancelled without a fill.

In the event of (1) the cancellation of a firm-up order by the algorithms/SOR, (2) a response to a production issue, (3) the National Best Bid moving lower than or becoming equal to the limit of a matched sell order or the National Best Offer moving higher than or becoming equal to the limit of a matched buy order, (4) the triggering of a Rule 201 price test, or (5) the stock closing at the primary exchange, JPB-X will terminate the match period and issue partial fills before cancelling all matched firm-up orders. The quantity of a matched order's fill will be proportional to the duration of the match period and the price of the fill will be the VWAP over the duration of the match period (or, if a Rule 201 price test is in effect, at a price that is allowed by the rule). For example, if the full match quantity is 5,000 shares over five minutes and one of the firm-up orders is cancelled two minutes after the match period began, JPB-X will end the match period and will execute 2,000 shares. The price of the fill will be the VWAP over the duration of the match period up until the time of cancellation of the matched firm-up order.

JPB-X does not execute a cross in any NMS stock that is subject to a Halt (although, as described in response to Part III, Item 20, JPB-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock). Firm-up orders that were matched but for which the match period has not elapsed are cancelled by JPB-X immediately after the Halt goes into effect. If a Halt in an NMS stock occurs during regular trading hours while a firm-up period for one or more Conditional Orders in that security is underway, JPB-X rejects any firm-up order received during the firm-up period while the Halt is in place.

Close Price Match Rules and Procedures:

A conditional order routed by the algorithms/SOR can be cancelled by the algorithms/SOR, before the Close Price Match matching time.

Following the Close Price Match matching time (see response to Part III, Item 4), JPB-X (i) matches conditional orders designated for Close Price Match on opposite sides that are eligible for matching in JPB-X based on time priority and (ii) sends firm-up invitations to the algorithms/SOR (as described in response to Part III, Item 9). JPB-X does not accept conditional orders or amendments or cancellations of conditional orders after the Close Price Match matching time. JPB-X accepts firm-up orders and amendments to firm-up orders (to reduce quantity) after the Close Price Match matching time, during the firm-up period. JPB-X does not accept cancellations of firm-up orders designated for Close Price Match from the algorithms/SOR.

Once the firm-up period described in Part III, Item 9 has elapsed, JPB-X matches the firm-up orders designated for Close Price match received during the firm-up period (subject to the eligibility criteria for the firm-up orders discussed above and the firm-up orders' participation instructions) based on the time priority previously afforded the corresponding same-side conditional orders that preceded the firm-up orders, respectively. Unmatched firm-up orders are cancelled back to the SOR. Note, if the matched firm up quantity would not satisfy the minimum quantity noted on each of the matched Conditional Orders, JPB-X would cancel the match. Once the official closing price as determined by the closing auction is published by the primary exchange for the NMS stock, JPB-X crosses the matched firm-up orders at that closing price as reported by the SIP (see Part III, Item 23). A Close Price Match firm-up order (a) will be cancelled if the primary exchange does not publish a close price as determined by the closing auction for the stock and (b) may not be executed fully or at all if it is partially or fully cancelled as a result of a response to a production issue.

As described in response to Part III, Item 20, when a Halt is in effect for an NMS stock, JPB-X will continue to accept and match conditional orders designated for Close Price Match and to accept instructions to modify, cancel, or replace conditional orders in that NMS stock using the priority logic described in this response but will not execute orders if the primary exchange does not publish a close price as determined by the closing auction for the stock, in which case JPB-X will cancel the unexecuted orders immediately after JPMS determines that the primary exchange has not published a close price as determined by the closing auction for the stock and has been delayed in doing so as a result of the Halt. Firm-up orders that were matched but have not yet been executed will be cancelled by JPB-X immediately after the Halt goes into effect.

Additional Rules and Procedures for JPB-X Generally:

JPMS, at the request of a Subscriber or on JPMS' own initiative, may determine to review any transaction in JPB-X to assess whether it was adversely affected by a technical issue or "clearly erroneous" as defined by relevant regulators (e.g., under FINRA Rule 11891, "the terms of a transaction are 'clearly erroneous' when there is an obvious error in any term, such as price, number of shares, or other unit of trading, or identification of the security"). If JPMS determines that a transaction was adversely affected by a technical issue or clearly erroneous, whether or not as a result of JPMS or Subscriber error, JPMS, depending on the facts and circumstances, may work with the affected Subscriber(s) to resolve the error and may cancel (bust) the transaction or assume responsibility for one side of the transaction and work to cover the resulting position as soon as is practicable. JPB-X also may suspend matching in the event of volatile market conditions (e.g., wide bid/offer spreads).

JPB-X time stamps orders upon receipt and executions at the time they occur and reports them in milliseconds in accordance with applicable FINRA Consolidated Audit Trail System and trade reporting rules. JPB-X determines queue positions based on new order receipt times with microsecond precision, except in the case of a reduction in the quantity of an order, in which case, the replacement order assumes the queue position of the original order.

    d.   Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

    ☒ Yes   ☐ No

If no, identify and explain any differences.

Item 13: Segmentation; Notice

    a.   Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

    ☒ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Subscriber Firm/Conditional Order flow is assigned to a tier. JPMS assigns a Subscriber's Firm/Conditional Order flow to a tier based upon order characteristics received (e.g., means of access to JPB-X). The tiers are provided below. For the avoidance of doubt, "institutional investor client flow" does not include any U.S.-registered or non-U.S.-registered "broker-dealer client flow" (and vice versa), and neither of them includes JPMS flow or JPMS affiliates' flow. Fills resulting from JPMS principal trading desk flow accessing JPB-X via the algorithms/SOR (Tier 1) may be provided to JPMS clients on a riskless principal basis. (Unlike JPM-X, another NMS Stock ATS operated by JPMS, JPB-X does not have a Tier 3, 4, or 5.)

Tier 1 --

(i) Tier 1 comprises the following subsets of Subscriber Firm/Conditional Orders designated for Close Price Match and/or VWAP Price Match in JPB-X: institutional investor client flow accessing JPB-X via the algorithms/SOR, U.S. registered and non-U.S. registered broker-dealer client flow (both agency and principal) accessing JPB-X via the algorithms/SOR, JPMS affiliates flow accessing JPB-X via the algorithms/SOR, and internal (JPMS) principal trading desks flow accessing JPB-X via the algorithms/SOR; and

(ii) Tier 1 comprises the following subsets of Subscriber Firm/Conditional Orders designated for Multi-Duration VWAP Price Match in JPB-X: institutional investor client flow accessing JPB-X via the algorithms, U.S. registered and non-U.S.-registered broker-dealer client flow (both agency and principal) accessing JPB-X via the algorithms, JPMS affiliates flow accessing JPB-X via the algorithms, and internal (JPMS) principal trading desks' flow accessing JPB-X via the algorithms; and

(iii) Tier 1 comprises the following subsets of Subscriber Firm/Conditional Orders designated for VWAP Price Match in JPB-X: certain institutional investor client flow that utilizes third-party algorithms or third-party SOR where such third-party algorithms or third-party SOR has direct access to JPB-X (as described in response to Part III, Item 5, only institutional investor clients of JPMS can enter directly into JPB-X Firm/Conditional Orders, but only if such Firm/Conditional Orders are designated for VWAP Price Match).

Tier 2 --

(i) Tier 2 comprises the following subset of Subscriber Firm/Conditional Orders designated for VWAP Price Match in JPB-X: institutional investor client flow with direct access to JPB-X (as described in response to Part III, Item 5, only institutional investor clients of JPMS can enter directly into JPB-X Firm/Conditional Orders, but only if such Firm/Conditional Orders are designated for VWAP Price Match) that are not included in Tier 1 (iii); and

(ii) Tier 2 comprises the following subset of Subscriber Firm/Conditional Orders designated for Multi-Duration VWAP Price Match in JPB-X: institutional investor client flow accessing JPB-X via the SOR.

There is no specific length of time that a tier assignment for a Subscriber will remain in effect; however, JPMS conducts daily and quarterly reviews of ~~the~~Subscriber trading activity in JPB-X ~~of Subscribers~~ to confirm the accuracy of the Subscribers' tier assignments, and JPMS reserves the right to add, remove, or revise a tier assignment for a Subscriber at any time based off their order flow. JPMS would notify the Subscriber in the event of a change in the tier assignment for the Subscriber. JPMS may change a tier assignment for a Subscriber as described in response to Part III, Items 13-14 but does not otherwise override such an assignment once made.

The segmentation of order flow described above affects order interaction insofar as, in looking for matching opportunities for a Subscriber's Firm/Conditional Orders, JPB-X complies with the Subscriber's counterparty preferences regarding the tiers with which their Firm/Conditional Orders interact and/or the ability of their Firm/Conditional Orders to interact with principal liquidity of JPMS, as described in response to Part III, Item 14.

b.   If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c.   Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

☒ Yes   ☐ No

d.   If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

☒ Yes   ☐ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

JPMS informs Subscribers of their assigned tier classification at onboarding and upon request. A request by a Subscriber to contest such an assignment can be communicated through a JPMS sales representative and will be reviewed by the ECS Product Team.

e.   If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 7/27/2026 5:54:38 PM	
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